SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Frederick’s of Hollywood Group Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

35582T108

(CUSIP Number)

Philip A. Falcone

Chief Executive Officer

Harbinger Group Inc.

450 Park Avenue, 30th Floor

New York, New York 10022

(212) 906-8555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 35582T108	Page 2 of 10

1	Name of reporting person FOHG Holdings, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 100 (see Item 5)
	8	Shared voting power 0 (see Item 5)
	9	Sole dispositive power 100 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 100 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100% (see Item 5)
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 35582T108	Page 3 of 10

1	Name of reporting person Harbinger Group Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 100 (see Item 5)
	8	Shared voting power 0 (see Item 5)
	9	Sole dispositive power 100 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 100 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100% (see Item 5)
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 35582T108	Page 4 of 10

1	Name of reporting person Philip A. Falcone
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 100 (see Item 5)
	8	Shared voting power 0 (see Item 5)
	9	Sole dispositive power 100 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 100 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 100% (see Item 5)
14	Type of reporting person (see instructions) IN

CUSIP No. 35582T108	Page 5 of 10

Item 1. Security and Issuer

This Amendment No. 4 (this “Amendment No. 4”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 25, 2013, as amended by Amendment No. 1 filed on September 30, 2013, Amendment No. 2 filed on December 19, 2013 and Amendment No. 3 filed on April 16, 2014 (as amended, the “Schedule 13D”), and is being filed by the Reporting Persons with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Frederick’s of Hollywood Group Inc., a New York corporation, with principal executive offices located at 6255 Sunset Boulevard, Hollywood, CA (the “Issuer”). This Amendment No. 4 supplements or amends the Schedule 13D as set forth herein.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 28, 2014, the Issuer, held a special meeting of shareholders (the “Special Meeting”) to adopt the Merger Agreement, as amended on April 14, 2014 (the “Amended Merger Agreement”). On May 30, 2014, the Issuer completed the Merger pursuant to the terms of the Amended Merger Agreement. As a result of the Merger, the Issuer is now wholly owned by FOHG Holdings. FOHG Holdings is indirectly beneficially owned by HGI and Mr. Falcone through HGI Funding.

In connection with the Merger, HGI Funding caused all of its shares of Common Stock, Series A Preferred Stock (which it had acquired immediately prior to the Merger) and Series B Preferred Stock to be contributed to FOHG Holdings in exchange for an increase in its equity interests in FOHG Holdings. Such shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock were cancelled at the effective time of the Merger.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to include the following:

(a, b) As of the date hereof, FOHG Holdings may be deemed to be the beneficial owner of 100 shares of Common Stock, which constitute approximately 100% of the outstanding shares of Common Stock after the effectiveness of the Merger. The percentages reported in this Schedule 13D are calculated based upon the 100 shares of Common Stock outstanding after the Merger. FOHG Holdings may be deemed to have the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of 100 shares of Common Stock.

(a, b) As of the date hereof, neither HGI nor Mr. Falcone own directly any securities of the Issuer. However, as a result of relationships described in Item 2 hereof, HGI and Mr. Falcone may be deemed to beneficially own the Common Stock owned by FOHG Holdings. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Common Stock.

CUSIP No. 35582T108	Page 6 of 10

(c) Pursuant to the terms of the Series A SPA, immediately prior to the Merger, HGI Funding purchased from TTG 14,900 shares of Series A Preferred Stock, for an aggregate purchase price of $1,490,000. Other than as described in the foregoing sentence and this Amendment No. 4, to the Reporting Persons’ knowledge, neither the Reporting Persons, nor any Schedule A Person has effected any transaction in the shares of Common Stock during the past 60 days.

(d) To the Reporting Persons’ knowledge, no person other than the Rollover Shareholders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Schedule A

HGI Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	US	Chief Executive Officer & Chairman of the Board of HGI (See below for relationship with Controlling Persons)
Omar M. Asali	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director and President
Thomas A. Williams	450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President and Chief Financial Officer
David M. Maura	450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President & Director
Michael Kuritzkes	450 Park Avenue, 30th Floor, New York, NY 10022		Executive Vice President & General Counsel
Michael Sena	450 Park Avenue, 30th Floor, New York, NY 10022	US	Vice President and Chief Accounting Officer
Lap Wai. Chan	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director
Keith M. Hladek	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director
Frank Ianna	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director
Gerald Luterman	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director
Eugene I. Davis	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

HGI Controlling Persons

Name	Business Address	Citizenship	Principal Occupation
Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”)	c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland	Cayman Islands	Investment Vehicle
Harbinger Capital Partners LLC (“Harbinger LLC”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Master Fund
Harbinger Holdings, LLC (“Harbinger Holdings”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Manager of Harbinger LLC, Managing Member of HCPSS (as defined below)
Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Vehicle
Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	General Partner of the Special Fund
Global Opportunities Breakaway Ltd. (the “Global Fund”)	c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1- 1104	Cayman Islands	Investment Vehicle
Harbinger Capital Partners II LP	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Global Fund
Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Managing Member of Harbinger Holdings, Portfolio Manager of the Master Fund, Portfolio Manager of the Special Fund

See the Reporting Persons’ prior Schedule 13D filings and amendments thereto filed with respect to the Issuer regarding disclosure required by Items 2(d) or 2(e) of Schedule 13D. No material changes to such disclosure from prior filings.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2014

FOHG HOLDINGS, LLC

/s/ Thomas A. Williams
Name:	Thomas A. Williams
Title:	Manager

HARBINGER GROUP INC.

/s/ Thomas A. Williams
Name:	Thomas A. Williams
Title:	Executive Vice President and Chief Financial Officer

/s/ Philip A. Falcone
Name:	Philip A. Falcone

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 4 to Schedule 13D relating to the shares of Common Stock (par value $0.01 per share) of Frederick’s of Hollywood Group Inc. shall be filed on behalf of the undersigned.

FOHG HOLDINGS, LLC

/s/ Thomas A. Williams
Name:	Thomas A. Williams
Title:	Manager

HARBINGER GROUP INC.

/s/ Thomas A. Williams
Name:	Thomas A. Williams
Title:	Executive Vice President and Chief Financial Officer

/s/ Philip A. Falcone
Name:	Philip A. Falcone